File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

March 14, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of March 14, 2008: **"DIAMYD GETS AUTHORIZATION TO BEGIN PHASE III STUDY IN THE US"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

Enclosure
cc: Cecilia Driving

08001377

DIAMYD GETS AUTHORIZATION TO BEGIN PHASE III STUDY IN THE US

***Press Release, Stockholm, Sweden, March 14, 2008 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that the FDA has given the Company permission to start a Phase III clinical study in type 1 diabetes patients in the US.

"We are eager to start this study and to be able to offer this promising drug to our newly diagnosed type 1 diabetes patients", says Professor Jerry Palmer, University of Washington in Seattle, USA, who will be the Lead Investigator for the US study.

"We are extremely pleased with the regulatory process, that has now enabled us to go ahead with the Phase III trial in the US," says Elisabeth Lindner, president and CEO of Diamyd Medical. "Over the past months we have received dozens of patient inquiries with requests to participate in our Phase III type 1 diabetes studies in the US and in Europe. It is very satisfying to be able to start the studies now."

The US Phase III study will enroll 306 new-onset type 1 diabetes patients, who are within 3 months of diagnosis. In one arm of the study, 102 patients will receive a 20 μg injection of Diamyd® on study days 1 and 30 to confirm earlier Phase II results. In a second arm, 102 patients will receive a 20 μg injection of Diamyd® on days 1 and 30, and then additional doses on days 90 and 270 to investigate the potential long-term beneficial effect of extra doses. In the third arm of the study, 102 patients will receive placebo. Results of the study will be analyzed 15 months after all patients have received their 1st injection. A parallel similar Phase III study is planned to be conducted in Europe and together, pending a positive outcome of the trials, the studies can be used for market registration of the drug.

In a previous Phase II study in young type 1 diabetes patients, the Diamyd® diabetes vaccine showed efficacy in preserving the patients' own insulin producing capacity for at least 30 months. No safety concerns have to date been reported in any clinical study with Diamyd®.

"The Phase II study results are amazingly good, and they shall now be confirmed in the Phase III program", says Professor Ludvigsson, Principal Investigator for the previous Phase II study in Sweden and the Principal Investigator for the upcoming European Phase III study. "It is the first time that we have been able to show a real effect on the progress of type 1 diabetes, without causing any side effects, and it gives true hope for patients. Saving insulin producing cells from being destroyed by the autoimmune process in type 1 diabetes is of great clinical value as it makes it easier for the patient to handle the disease with reduced acute and late complications."

About Diamyd Medical

Diamyd Medical is a biopharmaceutical company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major auto antigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	Stockholm office	Pittsburgh office
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END